Volaris Reports December 2024 Traffic Results:
Load Factor of 88%

Mexico City, Mexico, January 8, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its December 2024 preliminary traffic results.

In December, Volaris' ASM capacity decreased by 4.5% year-over-year due to the Pratt & Whitney engine inspections, slightly better than forecast as we recovered more engines than anticipated. Volaris transported 2.8 million passengers during the month with a load factor of 87.6%, a 2.2 pp increase from last year. RPMs for the month declined by 2.1%, with Mexican domestic RPMs down 8.3%, while international RPMs increased by 9.0%. Compared to December 2023, we are now seeing stability across the network and the return to service of aircraft that have completed their required engine inspections. While we anticipate some ongoing fluctuations in ASM production as engine inspections are completed, we remain committed to delivering a reliable network for our customers.

Enrique Beltranena, Volaris’ President and CEO, said: “We are pleased with the execution of our strategy and continue to prioritize the operational performance and network stability as we work through the Pratt & Whitney required engine inspections. We remain committed to high levels of customer satisfaction and operational excellence, reinforcing Volaris as the preferred airline in its core markets. As a result of the hard work of our ambassadors, we delivered a 99% completion rate for the full year in a challenging operating environment. I would like to thank all of our ambassadors for their efforts in 2024 and look forward to continuing excellence in 2025”.

	December 2024	December 2023	Variance	YTD December 2024	YTD December 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,658	1,809	-8.3%	18,161	22,422	-19.0%
International	1,112	1,020	9.0%	11,344	11,027	2.9%
Total	2,770	2,829	-2.1%	29,505	33,449	-11.8%
ASMs (million, scheduled & charter)
Domestic	1,820	2,025	-10.1%	20,030	25,630	-21.8%
International	1,340	1,286	4.2%	13,960	13,260	5.3%
Total	3,161	3,311	-4.5%	33,990	38,890	-12.6%
Load Factor (%, RPMs/ASMs)
Domestic	91.1%	89.3%	1.8 pp	90.7%	87.5%	3.2 pp
International	82.9%	79.3%	3.7 pp	81.3%	83.2%	(1.9) pp
Total	87.6%	85.4%	2.2 pp	86.8%	86.0%	0.8 pp
Passengers (thousand, scheduled & charter)
Domestic	1,984	2,108	-5.9%	21,705	25,909	-16.2%
International	777	706	10.1%	7,768	7,588	2.4%
Total	2,761	2,813	-1.9%	29,473	33,497	-12.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 221 and its fleet from 4 to 143 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.